SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(b)

PXRE GROUP LTD.

(Name of Issuer)

Common Stock, par value $1.00 per share

(Title of Class of Securities)

G73018106

(CUSIP Number)

March 22, 2005

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐       Rule 13d-1(b)
     ☑       Rule 13d-1(c)
     ☐       Rule 13d-1(d)

CUSIP No. G73018106	13G

1	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

Royal Capital Management, L.L.C.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*		(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	5	SOLE VOTING POWER

1,050,000

NUMBER OF	6	SHARED VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY
EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON WITH		1,050,000

	8	SHARED DISPOSITIVE POWER

0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,050,000

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

5.1%**

12	TYPE OF REPORTING PERSON*

CO

     *SEE INSTRUCTIONS BEFORE FILLING OUT
     **SEE ITEM 4(b).

CUSIP No. G73018106	13G

1	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

Robert W. Medway

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*		(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

U.S. Citizen

	5	SOLE VOTING POWER

1,050,000

NUMBER OF	6	SHARED VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY
EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON WITH		1,050,000

	8	SHARED DISPOSITIVE POWER

0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,050,000

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

5.1%**

12	TYPE OF REPORTING PERSON*

IN

     *SEE INSTRUCTIONS BEFORE FILLING OUT
     **SEE ITEM 4(b).

CUSIP No. G73018106	13G

1	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

Yale M. Fergang

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*		(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

U.S. Citizen

	5	SOLE VOTING POWER

1,050,000

NUMBER OF	6	SHARED VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY
EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON WITH		1,050,000

	8	SHARED DISPOSITIVE POWER

0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,050,000

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

5.1%**

12	TYPE OF REPORTING PERSON*

IN

     *SEE INSTRUCTIONS BEFORE FILLING OUT
     **SEE ITEM 4(b).

SCHEDULE 13G

     This Schedule 13G (the “Schedule 13G”) is being filed on behalf of Royal Capital Management, L.L.C. (“Royal Management”), a Delaware limited liability company, Mr. Robert W. Medway and Mr. Yale M. Fergang, the principals of Royal Management, relating to shares of common stock of PXRE Group Ltd., a Bermuda company (the “Issuer”).

     This Schedule 13G relates to shares of Common Stock of the Issuer: (1) purchased by Royal Management for the accounts of (i) Royal Capital Value Fund, L.P. (“Royal Fund”), (ii) Royal Capital Value Fund (QP), L.P. (“Royal Qualified”), both Delaware limited partnerships, and (iii) RoyalCap Value Fund, Ltd., a Cayman Islands Exempted Company (“Royal Offshore”), Royal Management acts as investment manager to the Royal Fund, Royal Qualified and Royal Offshore.

Item 1(a)	Name of Issuer.

PXRE Group Ltd.

Item 1(b)	Address of Issuer’s Principal Executive Offices.

110 Pitts Bay Road
Pembroke HM08
Bermuda

Item 2(a)	Name of Person Filing.

Royal Capital Management, L.L.C. (“Royal Management”), Messrs. Robert W. Medway and Yale M. Fergang.

Item 2(b)	Address of Principal Business Office, or, if none, Residence.

575 Lexington Avenue, 4th Floor
New York, New York 10022

Item 2(c)	Citizenship or Place of Organization.

Royal Management is a limited liability company organized under the laws of the State of Delaware. Robert W. Medway and Yale M. Fergang are the principals of Royal Management and are United States citizens.

Item 2(d)	Title of Class of Securities.

Common Stock, par value $1.00 per share (the “Common Stock”).

Item 2(e)	CUSIP Number.

G73018106

Item 3	Reporting Person.

Inapplicable.

Item 4	Ownership.

(a) Royal Management, and Messrs. Medway and Fergang are the beneficial owners of 1,050,000 shares of Common Stock.

(b) Royal Management, and Messrs. Medway and Fergang are the beneficial owners of 5.1% of the outstanding shares of Common Stock. This percentage is determined by dividing 1,050,000 by 20,586,386, the number of shares of Common Stock issued and outstanding as of February 25, 2005, as reported in the Issuer’s quarterly report on Amended Form 10-K filed March 8, 2005.

(c) Royal Management, and Messrs. Medway and Fergang have the sole power to vote and dispose of the 1,050,000 shares of Common Stock beneficially owned by them. As the principals of Royal Management, Messrs. Yale and Fergang may direct the vote and disposition of the 1,050,000 shares of Common Stock beneficially owned by Royal Management.

Item 5	Ownership of Five Percent or Less of a Class.

Inapplicable.

Item 6	Ownership of More Than Five Percent on Behalf of Another Person.

Inapplicable.

Item 7	Identification and Classification of the Subsidiary which Acquired the Security Being Reported On by the Parent Holding Company.

Inapplicable.

Item 8	Identification and Classification of Members of the Group.

Inapplicable.

Item 9	Notice of Dissolution of Group.

Inapplicable.

Item 10	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Exhibits	Exhibit 1

Joint Filing Agreement dated April 26, 2005, among Royal Management, Mr. Robert W. Medway and Mr. Yale M. Fergang.

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     Date: April 26, 2005

ROYAL CAPITAL MANAGEMENT, L.L.C.
By: /s/ Yale M. Fergang Name: Yale M. Fergang Title: Member
/s/ Robert W. Medway ROBERT W. MEDWAY
/s/ Yale M. Fergang YALE M. FERGANG